FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on January 29, 2009, regarding the 2008 Fourth Quarter and Year End Results

2008 Fourth Quarter and Year End Results

Santiago, Chile, January 29, 2009 Banco de
Chile (NYSE: BCH), a full service Chilean
financial  institution,  market leader in a wide
variety of credit and non-credit products and
services which  cross all segments of the Chilean
financial market,  today announced its results
for the fourth quarter and year ended December
31, 2008.
FINANCIAL HIGHLIGHTS

•
Banco de Chile (hereinafter the “Bank”) continues to consolidate its leadership in the Chilean financial market, following the merger with Citibank Chile, with record profits and improved results. Net income for the full year 2008 amounted to Ch$272,427 million, representing a 3.3% year- on-year increase. This result was achieved in spite of the lower net income recorded in 4Q08 as a consequence of higher provisions for loan losses and the establishment of additional provisions.

	•	ROAE reached a 20.3% in 2008 down from 27.4% in 2007, but largely exceeding the Chilean financial system’s average of 13.6% as of December 2008.

•
The Bank’s total loans to customers reached Ch$13,649,005 million as of December 2008, representing an annual growth of 18.4% and a market share of 19.4% as of December 2008. This increase was attributable in approximately equal measure to organic growth and merger effects.

Financial figures included in this document for periods before 2008 correspond to Banco de Chile as it existed prior to the merger with Citibank Chile.
•
Despite the strong deceleration of the economic levels of activity during the 2H08, the Bank’s credit quality remained healthy with a past due loan ratio of 0.60% and an improved coverage ratio of 277.2% as of December 2008.

Selected Financial Data (in constant Ch$ of December 31, 2008 except for percentages)	2007	2008	% Change 2008/2007	4Q07	4Q08	% Change 4Q08/4Q07

Income Statement (Millions of Chilean pesos)
Net Financial Income(1)	572,964	813,227	41.9%	164,055	224,599	36.9%
Fees and income from services	187,773	215,864	15.0%	49,776	56,445	13.4%
Other operating income	23,941	68,386	185.6%	8,418	(3,938)	-
Operating Revenues	784,678	1,097,480	39.9%	222,249	277,106	24.7%
Provisions for Loan Losses	(56,678)	(138,593)	144.5%	(14,740)	(47,013)	218.9%
Operating Expenses	(391,281)	(573,848)	46.7%	(99,890)	(148,128)	48.3%
Net Income	263,850	272,427	3.3%	85,720	57,177	(33.3)%

Earnings per Share (Chilean pesos)
Net incom e per Share	3.66	3.45	(5.7)%	1.19	0.78	(34.5)%
Book value per Share	15.90	16.27	2.3%	15.90	16.27	2.3%

Balance Sheet (Millions of Chilean pesos)
Loan to Cus tom ers	11,529,333	13,649,006	18.4%	11,529,334	13,649,006	18.4%
Total As s ets	14,551,771	18,128,442	24.6%	14,551,771	18,128,442	24.6%
Equity	1,144,967	1,297,743	13.3%	1,144,967	1,297,743	13.3%

Ratios
Profitability
Return on average as s ets (ROAA)	1.93%	1.73%		2.40%	1.31%
Return on average equity (ROAE) (3)	27.4%	20.3%		30.8%	15.8%
Net Financial Margin (2)	4.7%	5.6%		5.1%	5.6%
Efficiency ratio	49.9%	52.3%		45.0%	53.5%
Credit Quality
Pas t Due Loans / Total Loans	0.58%	0.60%		0.58%	0.60%
Allowances for loan los s es / Total Loans	1.28%	1.66%		1.28%	1.66%
Allowances for loan los s es / Pas t Due Loans	220.4%	277.2%		220.4%	277.2%
Capital Adequacy
Total Capital / Ris k Adjus ted As s ets	10.7%	11.7%		10.7%	11.7%

1 Net interest revenue, foreign exchange transactions and gains from forwards derivative instruments, net.
2 Net financial income divided by average interest earning assets.
3 ROAE considers average equity adjusted by provisions for minimum dividends.

2008 Fourth Quarter and Year End Results

2008 Highlights

The Bank

• Merger related information. During the fourth quarter, the bank concluded the last part of the organizational integration, as Atlas and CrediChile were unified under a unique commercial and technological platform, keeping the brand CrediChile, with a renovated image, being the largest player in the lower-income individual segment in the local market. This process included the closing of 18 branches and the relocation of other 6. Hence, after the closing of such branches, the Bank totaled a network of 371 branches as of December 2008.

The impact of the merger in terms of results, by year end, was approximately Ch$44,762 million, of which Ch$ 29,712 million were accounted as severance expenses and Ch$ 15,050 million as other costs.

The annualized cost synergies related to personnel and contracts captured in 2008 were approximately Ch$ 29,100 million, slightly exceeding the estimation for the first year done before the merger. These synergies were partially reflected in the fiscal year 2008 and should be fully reflected in fiscal year 2009. In terms of revenue synergies, areas such as investment banking, treasury, consumer finance (CrediChile) and commercial banking for multinationals, have been mostly benefited. In top of that, the additional churn rate for retail banking clients due to the merger during the first year was lower than expected.

• Conservative credit risk approach. The Bank continued to follow a prudent and conservative approach to risk in order to maintain a healthy asset quality. In fact, during 4Q08, and in a context of further deterioration of the economic activity, the Bank decided to establish additional provisions (accounted as other operating expenses) for an amount of approximately Ch$17,000 million. Considering additional provisions, the ratio of allowances to total loans would reach 1.95% instead of 1.66%, while the allowances to past due loans would improve to 325% from 277% in 2008.

• Liquidity remains strong. The cautios approach of the Bank in terms of risk managament, aligned with its diversified portfolio of highly liquied assets, together with a close relation maintained with its correspondent banks and clients has aided the Bank to maintain its solid liquidity position, in spite of the effects of the current turbulence in credit markets. Accordingly, the Bank has increased the balances of cash and securities portfolio by 19.6% and 25.9%, respectively during the last quarter. At the same time, it has increased its funding derived from time deposits, borrowing from financial institutions and subordinated and other bonds by 7.2%, 15.3% and 5.7%, respectively in order to allow prudent risk exposures, while supporting customer needs.

• Subordinated bond issuance. During 4Q08 the Bank placed a 25 year subordinated bond for an amount of 2.5 million UF, with an annual rate of 4.5% . These bonds were rated AA and AA+ by the Chilean ratings agencies Feller Rate and Fitch, respectively. This issuance contributed to the strengthening of the Bank’s capital base in order to support future business growth. Accordingly, the Bank registered a strong ratio of total capital to risk adjusted asset of 11.7% as of December 2008, as compared to a 10.7% in 2007.

• Quality Service improvement. The Bank succeeded in improving its service quality level, which was impacted by the merger during 1Q08. Through different initiatives focused to resolve client complaints, special training and coaching programs to both the back-office and commercial areas and, the strengthening of the call center, among others, the Bank was able to gradually increase customer satisfaction, measured by a recommendation index, which fell from 63% in 4Q07 to 48% in 1Q08 and increased to 60% in 4Q08, as well as reduce importantly the number of customers’ complaints. The Bank’s commitment to enhance long-term customer satisfaction is a key factor for competitive success and a fundamental pillar of the Bank.

• Banco de Chile distinguished for its performance during 4Q08. Banco de Chile was recognized as one of the three best banks in the annual ranking of the twenty-five Best Banks in Latin America made by America Economía, a Latin America's leading pan-regional business magazine. This award speaks of the Bank’s clearly good levels of solvency, capitalization, liquidity and credit risk in a year of difficult financial environment.

In addition, the Bank was ranked among the 20 most profitable financial institutions with open capital in Latin America and the United States in the annual survey disclosed by the financial consultancy company, Economática, based on market figures for 3Q08.

Likewise, during 4Q08 the Bank was recognized as one of the 25 companies with the best corporate reputation in Chile, according to a ranking prepared by the Hill and Knowlton Captiva, a leading international communications consultancy, in conjunction with the Chilean newspaper La Tercera.

Also, Banco de Chile and Banchile Factoring were distinguished by FOGAPE, the state-financed guarantee fund for small companies managed by BancoEstado, for its efficiency in the use of the FOGAPE’s resources, for its operational management and for their focus on financing exports, among others.

2008 Fourth Quarter and Year End Results

• Association agreement between Banco de Chile and Telsur. Banco de Chile entered in a commercial association agreement for trademarket sharing with Compañía Nacional de Teléfonos, Telefónica del Sur S.A. (TelSur), an important company in the telecommunications market in the south of Chile, for optimizing the issuance and utilization of credit cards issued by the Bank. This agreement implies a new co-branding alliance with TelSur which seeks to increase the number and use of credit cards through the launching of a new Mastercard credit card which offers extra value to customers with special discounts and benefits.

• Insurance agreement. Last December, Banco de Chile and Banchile Seguros de Vida S.A., a related company of the Bank, have entered into an Insurance Agreement, which sets the conditions of debtor’s life insurances contracted by Banco de Chile for its own debtor’s portfolio.

• Changes in Accounting Criteria. The new rules of the Superintendency of Banks and Financial Institutions (SBIF) establish that, from January 1st, 2009, the banks should begin with the application of the new accounting criteria, and in those matters not treated by the new rules, the banks should apply the International Financial Reporting Standards (IFRS). The changes in the accounting criteria are related, among others, to the following matters: (a) suspension of the price level restatement; (b) changes in certain criteria for the determination of risk credit provisions; (c) option to revalue fixed assets at the date of first application of the new rules; (d) recognition of credit interests using the effective rate and changes and incorporation of additional disclosure in notes of the Financial Statements.

As a result of the application of these new accounting criteria, at January 1st 2009, the equity accounts of the Bank will be adjusted, as well as, the recognition of the results for the future exercises will be affected. Likewise, and only for comparative effects with the Financial Statements for exercise 2009, the Bank should present the Financial Statements for exercise 2008 according to the new accounting criteria, which will differ from the presented here. At the date of issuance of these consolidated Financial Statements, the Bank is in process to determine the information that allows to estimate, with reasonable objectivity, the final adjustments that should be reflected in 2009 and the effects in the Financial Statements for 2008.

It is worth mentioning that the negative inflation rate registered during December 2008, which affects the UF variation between January 10th and February 9th of 2009, together with the aforementioned changes in the accounting criteria regarding the suspension of the price level restatement, would imply a significant negative impact on profits for the banking system, where Banco de Chile will not be an exception.

• Financial System Highlights

• The Chilean financial system posted a lower net income. Net income for year 2008 amounted to Ch$982,819 million, a 6.6% decrease as compared to 2007. It is worth mentioning that higher net financial margin and improved efficiency in the financial system was offset by the significant increase registered in provisions for loan losses, as a consequence of increased credit risks. In effect, the ratio of provisions to average loans rose from 1.01% in 2007 to 1.43% in 2008. At the same time, ROAE decreased from 16.0% to 13.6%, while the efficiency ratio improved from 51.1% to 49.9%, between the same periods.

• Total loans to customers as of December 31, 2008, totaled Ch$70,251 billion, posting an 11.0% annual growth, mainly fueled by commercial and residential mortgage loans. As compared to the previous year, the rate of loan growth showed a deceleration, primarily as a result of a slowdown in consumer loans, mainly impacted by a less favorable economic situation, showing almost no expansion during the last twelve month period. At the same time, past due loans increased by 33.2% during 2008, posting a ratio of past due loans to total loans of 0.99% as compared to a 0.82% in 2007. Going forward, the current tightening of credit conditions, along with the weaker loan demand, should imply further slowdown in the loan growth rate.

2008 Fourth Quarter and Year End Results

Banco Chile 2008 Fourth Quarter and Year-End Consolidated Results

NET INCOME

The Bank has delivered an excellent performance during 2008, despite the impact of global financial crisis over 4Q08 results, as the Bank recorded higher provisions for loan losses and established additional provisions for approximately Ch$17,000 million, in line with its conservative risk policies. For the full-year 2008, Banco de Chile reported record results of Ch$272,427 million, a 3.3% improvement from the prior period, reflecting in part the successful merger integration. The primary drivers for this increase in total net income were:

(i) Higher benefits from the management of UF/Ch$ position,
(ii) Higher contribution from demand deposits in a context of higher interest rates,
(iii) Growth of business volumes, as a consequence of both the incorporation of Citibank Chile and organic expansion,
(iv) Extraordinary income coming from both the sale of foreign branches in 1Q08 and the sale of stocks of Visa Inc., as a consequence of its initial public offering on the New York Stock Exchange,
(v) Steady increase in the Bank’s fee base product revenue and,
(vi) Cost synergies related to the merger.

It is worth mentioning that these positive factors, which implied strong financial results, more than offset the increase in operating expenses, mainly related to the merger and the collective bargaining process, as well as the higher provisions for loan losses and the already mentioned additional provisions accounted as other operating expenses.

The Bank’s consolidated net profit has allowed it to post, in 2008, a strong return on both average assets (ROAA) and on average shareholders’ equity (ROAE) of 1.73% and 20.3% respectively, surpassing the system’s figures of 1.04% and 13.6% .

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	2007	2008	% Change 2008/ 2007	4Q07	4Q08	% Change 4Q08/ 4Q07

Bank	235,751	246,753	4.7%	81,793	50,053	(38.8)%
Foreign Branches (1)	(822)	0	(100.0)%	(2,349)	0	-
Securities Brokerage	8,665	10,016	15.6%	1,664	4,958	198.0%
Mutual Funds	15,115	5,614	(62.9)%	4,063	531	(86.9)%
Insurance Brokerage	2,317	3,595	55.2%	320	671	109.7%
Financial Advisory	646	4,743	634.2%	329	157	(52.3)%
Factoring	1,903	925	(51.4)%	140	563	302.1%
Securitization	98	(42)	(142.9)%	86	(20)	(123.3)%
Promarket (sales force)	(370)	598	(261.6)%	(156)	160	-
Socofin (collection)	383	112	(70.8)%	(199)	67	(133.7)%
Trade Services	164	113	(31.1)%	29	37	27.6%

Net Income	263,850	272,427	3.3%	85,720	57,177	(33.3)%

(1) As a consequence of the merger with Citibank Chile, Banco de Chile sold the assets and liabilities of its Foreign Branches in 1Q08 to Citibank N.A.

Net income from subsidiaries contributed by 9.4% to the Bank’s consolidated net income in 2008 down from 11.0% in 2007. This lower contribution was mainly explained by a significant drop in net income showed by the Mutual Funds subsidiary during 2008 as a consequence of a change in the service agreement for the usage of distribution channels between the Bank and this subsidiary, which implied higher revenue for the Bank and higher expenses for the subsidiary, with no impact at a consolidated level. Excluding this effect, results from this subsidiary declined slightly due to a decrease in fee income as a result of a rebalancing of the mutual funds portfolios of our customers, from variable to fixed income structures and higher operating expenses.

Despite the foregoing, the Mutual Funds subsidiary increased its leadership position in the market with a market share of 26% in terms of average assets under management as of December 2008, as compared with a market share of 23% as of December 2007. As leaders, this company continued to add value to its clients during 2008 by launching 5 new mutual funds including 2 guaranteed funds, in addition to products and services incorporated as a consequence of the acquisition of Legg Mason Chile Mutual Fund. Also, a new line of business

2008 Fourth Quarter and Year End Results

“Wealth Management” was created during this period in order to develop global strategies and deliver premier wealth advisory and investment management services. Net income coming from the Factoring subsidiary also decreased during the last twelve-month period to Ch$925 in 2008 from Ch$1,903 in 2007. This decrease is largely due to the higher inflation rates that we had during most of 2008, affecting the liability net position in UF of this company (effects that were more than compensated at an overall Bank position).

The mentioned drop in the outcome of these subsidiaries was partially offset by higher net income accounted by the Financial Advisory, Insurance Brokerage and Security Brokerage companies, which together showed an overall profitability increase of 58% between 2008 and 2007.

The Financial Advisory subsidiary reached Ch$4,743 million in 2008 up from Ch$646 million in 2007. This increase mainly reflects an important growth of the number of business transactions during the year mainly related to structure financing transactions and M&A businesses. Business growth was enhanced by the merger and the relaunched of the investment banking services under the name Banchile/Citi Global Market, which gave further access to international products and services offered by a highly qualified team of professionals.

The Securities Brokerage subsidiary posted a net income of Ch$10,016 million in 2008, as compared to Ch$8,665 million in 2007. This increase was mainly related to the change in the agreement between this company and the Mutual Fund subsidiary related to the sales force services, which implied higher revenue for the Securities Brokerage subsidiary and higher expenses for the Mutual Fund subsidiary. This increase in revenue more than offset the decrease in fee income and higher indemnities paid, as a consequence, of an organizational downsizing (resulting in workforce reduction of approximately 46 employees), both as a consequence of the financial crisis, which implied a 35% annual decrease in average stock volumes transaction. This company showed an extraordinary 4Q08 performance, generating almost the 50% of the total net income of the year in the last quarter mainly explained by an increase in fee income related to intermediation of fixed income instruments, dollar and stock transactions, boosted by the high level of volatility experienced by the financial markets.

As the Insurance Brokerage subsidiary is concerned, this company increased its net income by 55.2% to Ch$ 3,595 million in 2008 from Ch$2,317 million in 2007, mainly as a consequence of important cross-selling with retail clients coming from Citibank Chile customer base and for its focus on developing new products and services as well as the strengthening of its telemarketing distribution channel.

In quarterly terms, the contribution of the Bank’s subsidiaries to total net income increased to 12.5% during 4Q08, as compared to 7.3% in 4Q07, principally due to the increase in the net income of the Securities Brokerage subsidiary already mentioned, and to a lesser extent, to higher outcome generated by the Factoring and the Insurance Brokerage companies.

Concerning lower net income accounted by the Bank during 4Q08 as compared to 4Q07, it was mainly driven by: (i) higher operating expenses related to the incorporation of Citibank cost base, (ii) a significant increase in provisions for loan losses, (iii) additional provisions established for an amount of approximately Ch$17,000 million accounted as other operating expenses and, (iv) lower other operating income.

The aforementioned factors which impacted negatively the 4Q08 net income more than offset the 36.9% increase in net financial income as compared to 4Q07.

Regarding foreign branches, it is worth mentioning that losses of Ch$822 million recorded in 2007 were mainly related to mark to market losses registered in their securities portfolios and to non-recurring expenses of approximately Ch$1,742 million during 4Q07 as a consequence of the Asset Purchase Agreement of these branches as part of the merger agreement with Citibank Chile. On the contrary during 2008, Banco de Chile received US$130 million for the sale of both branches (Miami and New York), that implied a net earning of Ch$35,593 million.

2008 Fourth Quarter and Year End Results

NET FINANCIAL INCOME

Net Financial Income

(in millions of Chilean pesos)	2007	2008	% Change 2008/ 2007	4Q07	4Q08	% Change 4Q08/ 4Q07

Interest revenue	1,204,230	1,663,643	38.1%	357,153	474,430	32.8%
Interest expense	(690,464)	(885,104)	28.2%	(207,685)	(256,286)	23.4%
Foreign Exchange transactions, net	19,756	(353,012)	(1,886.9)%	11,245	(240,890)	-
Gains (losses) from trading and
brokerage activities	39,442	387,703	883.0%	3,342	247,345	-

Net Financial Income	572,964	813,230	41.9%	164,055	224,599	36.9%

Avg. Int. earning assets	12,220,385	14,426,049	18.0%	12,964,839	16,167,817	24.7%
Net Financial Margin(1)	4.7%	5.6%	20.3%	5.1%	5.6%	-

Net financial income totaled Ch$813,230 million for 2008, an increase of 41.9% as compared to 2007. This outstanding increase was mainly attributable to a 95 basis points increase in net financial margin1 and a 18% growth in average interest earning assets, the latter mainly driven by a solid expansion of 21.3% in average loans, which more than offset the 6.4% contraction in average securities.

The increase in net financial margin to 5.6% in 2008 from 4.7% in 2007, continued to be driven by:

• The positive result associated to the effective management of UF/Ch$ positions, given an increase in the inflation rate, measured by the UF variation of 9.3% in 2008 as compared to 7.0% in 2007, which implied that in 2008 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by interest bearing liabilities denominated in Chilean pesos.

• A higher contribution from demand deposits as a result of the increase in nominal interest rates (the average short-term interest rate was 7.1% in 2008 and 5.3% in 2007).

• A more favorable funding structure mainly as a consequence of the merger with Citibank Chile, which implied higher participation of higher yielding loans thus involving higher lending spreads. Accordingly, the ratio of interest bearing liabilities to interest earning assets improved to 76.9% in 2008 from 78.8% in 2007 and,

• An increase in average loans spreads mainly arising from the incorporation of higher –yielding retail loans coming from Citibank Chile loan portfolio.

The aforementioned positive factors were partially offset by lower results from the security portfolio as a consequence of the increase in long-term interest rates, which reduced the value of such securities.

Net financial income for 4Q08 increased by 36.9% as compared to 4Q07, as a result of an increase of 24.7% in average interest earning assets and an increase in net financial margin to 5.6% in 4Q08 from 5.1% in 4Q07 mostly due to:

• A higher contribution from demand deposits as a result of the increase in nominal interest rates (the average short-term interest rate was 8.25% in 4Q08 and 5.79% in 4Q07) and,

• Higher loan spreads.

1 Net financial Income divided by average interest earning assets.

2008 Fourth Quarter and Year End Results

FEES AND COMMISSIONS, NET

Fees and Commisssions, net, by Company

(in millions of Chilean pesos)	2007	2008	% Change 2008/ 2007	4Q07	4Q08	% Change 4Q08/ 4Q07

Bank	103,038	126,660	22.9%	27,468	35,268	28.4%
Foreign Branches	2,001	0	(100.0)%	190	0	(100.0)%
Mutual funds	38,073	37,657	(1.1)%	10,682	8,101	(24.2)%
Financial Advisory	1,319	6,773	413.5%	577	676	17.2%
Insurance Brokerage	12,525	18,210	45.4%	2,969	4,127	39.0%
Securities Brokerage	17,336	9,501	(45.2)%	4,312	3,469	(19.6)%
Factoring	1,016	1,431	40.8%	313	487	55.6%
Socofin	11,930	15,046	26.1%	3,092	4,176	35.1%
Securitization	197	188	(4.6)%	79	37	(53.2)%
Promarket	137	261	90.5%	59	59	0.0%
Trade Services	201	137	(31.8)%	35	45	28.6%

Total Fees and Com m issions, net	187,773	215,864	15.0%	49,776	56,445	13.4%

Total fees and commissions amounted to Ch$215,864 in 2008, an increase of 15% as compared to 2007, attaining an outstanding 24% market share. Higher fee income arose mainly from the insurance, advisory services and private banking businesses, as well as from core banking products such as credit cards and current accounts, all of them enhanced by the advantages and commercial synergies derived from the successful integration with Citibank Chile. This increase in commissions was partially offset by lower fee income attained by the Securities Brokerage businesses and higher sales force expenses. In addition, during 2007 the Bank registered Ch$2,000 million in fees in Foreign Branches, which were sold at the beginning of 2008.

The Insurance business was mainly fostered by a strong growth in the retail customer base, mainly driven by the incorporation of Atlas consumer division, as well as by the offering of a new catastrophic insurance and the launching of several marketing campaigns, promoting a variety of residential, automobile, property and casualty and life insurances.

The positive performance of the Financial Advisory subsidiary was mainly related to the strengthening of the brand Banchile/Citi Global Market investment banking, which gave access to important deals during the year such as syndicated loans, M&A advisory services and bond placements.

In addition, during 2008 the Bank accounted for higher fees derived from the private banking business related to the Global Connectivity Agreement with Citibank N.A. (commercial agreement between the banks to offer joint global financial services to customers in Chile). These higher fees were almost offset by higher operating costs incurred by the Bank in order to provide this service.

The Mutual Funds subsidiary continued to be an important business in terms of fee income for the Bank, thus contributing by 17% to total commissions. During 2008 this company registered lower fees as the financial turmoil in the markets implied a change in the mix of clients funds from variable income to fix income funds, however, lower fees were almost offset by a real 5% increase in the volume of average assets under management during the last 12 months, as well as an expansion of 6.8% in the number of participants, revealing the permanent clients needs satisfaction. It is worth mentioning that, during 2008, this subsidiary launched 5 new funds and the new service area wealth management.

Lower fees coming from the Securities Brokerage subsidiary were driven by an important drop in business volumes in stock transactions impacted by the financial international crisis and by the significant decrease of local stock prices.

The Bank’s fee income also achieved an important growth in its core products during 2008 as a consequence of the merger, which implied an increase in its customer base and an expansion in the Bank’s branch network. In addition, the Bank during 2008 put a greater focus in improving its service quality and client satisfaction, which was affected by the merger process in 1Q08. Accordingly, higher fee income related to credit cards was accounted in 2008, also boosted by marketing campaigns, new cobranding alliances and to the incorporation of the Diners credit card, oriented to high income individuals, previously administered by Citibank Chile

In addition, the annual growth of 6% in the number of checking accounts implied an important increase in service charges related to checking accounts and ATMs, partially offset by lower fees charged in overdrafts as a consequence of the new regulation applied since last May, whereby Banks may only charge an administration fee as a package for core services.

2008 Fourth Quarter and Year End Results

OTHER OPERATING INCOME

Total Other Operating Income increased to Ch$68,386 million in 2008 from Ch$23,941 million in 2007, mainly due to non-recurrent income coming from both the sale of foreign branches, which amounted to Ch$38,459 million in this line, and the sale of stocks of Visa Inc. as a result of the company’s initial public offering which implied earnings of approximately Ch$10,352 million.

During 4Q08 other operating income amounted to a negative Ch$3,938 million as compared to Ch$8,418 million in 4Q07. This decrease was mainly related to (i) a reclassification of Ch$(5,348) million of translation difference related to: the sale of foreign branches from other operating expenses line to other income line and, (ii) to a lesser extent, to lower income recorded from the sale of assets received in lieu of payment.

PROVISIONS FOR LOAN LOSSES

The economic and market outlook over the past six months have created challenges for financial institutions everywhere. So, even though the Bank’s results remained at a record level, its outcome reflected the effects of the financial market crisis mainly impacting the Bank’s assets’ risks. As a consequence, provisions for loan losses increased to Ch$138,593 million in 2008 as compared to Ch$56,678 million in 2007.

The annual increase in provisions for loan losses mainly reveals the: (i) increase in the risk level of the retail segment as the economic slowdown, in where the higher inflation levels and higher interest rates, as well as an increase in unemployment, affected the financial condition of the clients, (ii) the Bank’s loan portfolio expansion and, to a lesser extent, (iii) the impact of the homologation of the credit risk criteria and the classifications between the loan portfolios of the merged banks.

As a result, the Bank’s ratio of provisions for loan losses net of recoveries to average loans worsened to 1.09% in 2008 from 0.54% in 2007. However, the 2008 figure continued to remain quite below the system’s average of 1.43%, reflecting the Bank’s solid asset quality and prudent credit management approach.

In terms of quarterly figures, provisions for loan losses amounted to Ch$47,013 million in 4Q08 as compared to Ch$14,740 million in 4Q07. This increase was mainly led by the retail segment and, to a lesser extent, by the wholesale segment related to the fishing sector. The ratio of provisions to average loans increased to 1.34% in 4Q08 from 0.52% in 4Q07. In light of the weak global economic conditions, the Bank has increased its past due loans coverage ratio to 277% in 4Q08 from 220% in 4Q07. The ratio of allowances to total loans also remained high at a 1.66%, up from 1.27% in 4Q07.

Going forward, as the economic environment continues to be deteriorated, the Bank will likely register further increase in the risk of its loan portfolio. As a consequence, the Bank has already established additional provisions for an amount of Ch$17,000 million in 4Q08, which were recorded as other operating expenses, according to the local accounting regulations.

Allowances and Provisions

(in millions of Chilean pesos)	2007	2008	% Change 2008/ 2007	4Q07	4Q08	% Change 4Q08/ 4Q07

Allowances
Allow ances at the beginning of each period	140,288	137,598	(1.9)%	140,947	201,928	43.3%
Citibank Chile balances as of January 1,2008	0	20,840		0	0
Price-level restatement	(9,686)	(2,450)	(74.7)%	(3,048)	(3,570)	17.1%
Charge-off	(78,563)	(107,018)	36.2%	(17,667)	(29,420)	66.5%
Provisions for loan losses established, net	94,928	178,232	87.8%	26,735	58,264	117.9%
Allowances at the end of each period	146,967	227,202	54.6%	146,967	227,202	54.6%

Provisions for loan losses

Provisions for loan losses established	(94,928)	(178,232)	87.8%	(26,735)	(58,264)	117.9%

Loan loss recoveries	38,250	39,639	3.6%	11,995	11,251	(6.2)%

Provisions for loan losses	(56,678)	(138,593)	144.5%	(14,740)	(47,013)	218.9%

Ratios

Allow ances / Total loans	1.27%	1.66%		1.27%	1.66%
Provisions for loan losses / Avg. Loans	0.54%	1.09%		0.52%	1.34%
Charge-offs / Avg. Loans	(0.75)%	(0.84)%		(0.62)%	(0.84)%
Recoveries / Avg. Loans	0.36%	0.31%		0.42%	0.32%

2008 Fourth Quarter and Year End Results

OPERATING EXPENSES

Operating Expenses

(in millions of Chilean pesos)	2007	2008	% Change 2008/ 2007	4Q07	4Q08	% Change 4Q08/ 4Q07

Pers onnel salaries and expenses	(207,043)	(306,040)	47.8%	(54,795)	(67,573)	23.3%
Adm inistrative and other expenses	(131,484)	(177,862)	35.3%	(31,834)	(51,134)	60.6%
Depreciation and am ortization	(25,301)	(35,573)	40.6%	(7,013)	(9,270)	32.2%
Other operating expenses	(27,453)	(54,373)	98.1%	(6,248)	(20,151)	222.5%
Total operating expenses	(391,281)	(573,848)	46.7%	(99,890)	(148,128)	48.3%

Efficiency Ratio*	49.9%	52.3%		45.0%	53.5%	-

* Operating expenses/Operating revenues

The merger has strengthened our financial capacity, our competence and capital base and thereby our competitiveness. At the same time, this implied enlarged operating costs partially offset by significant synergy gains already achieved by the Bank. Accordingly, consolidated total operating expenses amounted to Ch$573,848 million in 2008, a 47% year-over-year increase. The main drivers of this annual increase were:

• The incorporation of Citibank’s base cost.

• Higher non-recurrent charges across 2008 related to the merger and integration process of about Ch$44,762 million in 2008, as compared to approximately Ch$3,600 million in 2007, mainly concentrated in 4Q07.

• Higher business activity level as a result of the organic growth.

• Non-recurrent expenses of approximately Ch$13,000 million related to the anticipated collective agreements signed by the Bank and some of its subsidiaries such as Socofin and Promarket that will be in force during the next four years ending April 2012.

• And higher other operating expenses mainly related to additional loan provisions established of approximately Ch$17,000 million in 4Q08.

Regarding merger expenses, during 2008 the Bank incurred in higher severance expenses, professional fees, processing system conversion expenses, merger bonus, remodeling, refurbishment and other integration costs of branches and headquarter offices, marketing and advertising expenses, acceleration of goodwill amortization of Atlas and, charge-off of discontinued communication equipments. On the other hand, merger expenses registered during 2007 were mainly related to the Asset Purchase Agreement of the New York and Miami branches between Banco de Chile and Citibank N.A, as well to advisories and technology expenses booked in the Bank.

In terms of quarters, higher operating expenses during 4Q08 versus 4Q07 were also explained by the incorporation of Citibank’s base costs and merger related costs principally related the integration process of the networks between Atlas and Credichile and the relaunching of the “Banco Credichile” brand for the consumer division. In addition, and as mentioned in previous paragraphs, during 4Q08 the Bank registered higher other operating costs as a consequence of the establishment of additional loan provisions.

In terms of the efficiency ratio, the ratio reached 52.3% in 2008, slightly higher than the 49.9% in 2007. However, excluding non-recurring expenses and non-recurring income for the period this ratio would be approximately 48%.

INCOME ATTRIBUTABLE TO AFFILIATES

Income attributable to affiliates amounted to Ch$2,987 million in 2008 as compared to losses of Ch$2,229 million in 2007. This better result was to a large extent explained by higher losses incurred upon by Administrador Financiero Transantiago (“AFT”) in 2007, the consortium responsible for the financial management of the urban transportation system in Santiago, Chile.

2008 Fourth Quarter and Year End Results

LOSS (GAIN) FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement increased to Ch$77,789 million in 2008 from Ch$41,324 million during 2007, as a consequence of the increase in net non-monetary liabilities as a result of the capitalization of the 2007 net income and the capital increase related to the merger with Citibank Chile and, to a lesser extent, due to the increase in the inflation rate used for adjustment purposes from 7.4% in 2007 to 8.9% in 2008.

INCOME TAX

The Bank’s income taxes totaled Ch$37,810 million in 2008, as compared to Ch$29,316 million in 2007, showing effective tax rates of 12.2% and 10.0%, respectively. The higher effective tax rate in 2008 was mostly related to the dilution in the participation of the Central Bank as a consequence of the merger as dividend payments are deducted from the Bank’s taxable income. In addition, higher income tax in 2008 related to 2007 was a consequence of the 5.8% increase in net income before taxes.

LOAN PORTFOLIO

As of December 31, 2008, the Bank’s loan portfolio, net of interbank loans, totaled Ch$13,649,006 million, representing an annual expansion of 18.4% . This expansion was equally driven by an organic growth, despite the higher inflation and higher interest rates, and by the incorporation of the loan portfolio of Citibank Chile, which contributed to increase the proportion of the retail segment in the total loan portfolio, generating a significant contribution to the net financial income. In turn, the number of debtors increased by 9.8%, from 907,351 as of December 2007 to 996,488 as of December 2008. In terms of segments, the retail segment showed a 13% annual expansion, while the wholesale segment increased by 24%.

Consumer loans registered an important annual expansion of 27.9% mainly boosted by the incorporation of Citibank Chile’s consumer division coupled with the Bank’s strengthened distribution network, as a consequence of the network expansion and the refurbishment of existing infrastructure oriented to both the lower income individuals and the private banking segment. It is worth mentioning that the global financial crisis implied both a weaker consumer loan demand and a change in the lending conditions as a consequence of higher lending risks, impacting mainly volumes in consumer loans during the last quarters.

Commercial loans expanded by a significant 19.5% during the last twelve-moths mainly fueled by commercial credits and foreign trade loans, the latter increasing importantly its share within the total loan portfolio from 8.2% to 11.2% in 2008. It is worth noting that these loan increases were partially offset by the decrease in loans booked in foreign branches, as their assets and liabilities were sold to Citigroup in January 2008, and also by a decreased in mortgage loans financed by mortgage bonds.

Total Loans to Customers

(in millions of Chilean pesos)	Dec-07	Sep-08	Dec-08	% Change 12-months	% Change 4Q08/3Q08

Commercial Loans	7,908,046	9,107,329	9,453,445	19.5%	3.8%
Commercial Credits	5,513,817	6,435,446	6,538,165	18.6%	1.6%
Mortgage loans	225,186	186,008	174,651	(22.4)%	(6.1)%
Foreign trade Loans	946,065	1,312,209	1,532,302	62.0%	16.8%
Factoring	511,662	469,556	483,904	(5.4)%	3.1%
Leasing contracts	711,316	704,110	724,423	1.8%	2.9%
Residential Mortgage Loans	2,145,474	2,275,791	2,308,013	7.6%	1.4%
Consumer Loans	1,475,813	1,889,700	1,887,548	27.9%	(0.1)%

Total loans to customers	11,529,333	13,272,820	13,649,006	18.4%	2.8%

During 4Q08, total loans grew by 2.8% mainly in response to the expansion in commercial loans, primarily fostered by foreign trade loans related to the mining sector, and, to a lesser extent, to an increase in residential mortgage loans, which more than offset the quarterly contraction of consumer loans. The quarterly increase was mainly driven by the wholesale segment, which expanded by 4.5%, meanwhile the retail sector grew by only 0.1% . However, both segments showed a slight recovery as compared to the previous quarter. In terms of market share, the Bank’s loan portfolio reached a 19.4% as of December 2008, similar to the previous quarter.

2008 Fourth Quarter and Year End Results

Past Due Loans

(in millions of Chilean pesos)	Dec-07	Sep-08	Dec-08	% Change 12-months	% Change 4Q08/3Q08

Commercial loans	50,477	58,525	63,649	26.1%	8.8%
Consumer loans	6,805	10,759	11,169	64.1%	3.8%
Residential mortgage loans	9,504	6,497	7,133	(24.9)%	9.8%

Total Past Due Loans	66,786	75,781	81,951	22.7%	8.1%

The Bank’s past-due loans amounted to Ch$81,951 million, a 22.7% year-on-year increase, mainly related to commercial loans and, to a lesser extent, to consumer loans as a consequence of the annual loan portfolio expansion and higher risk levels. However, in terms of ratio, the Bank showed a slight increase to 0.60% as of December 2008 from 0.58% a year ago, maintaining the lowest levels among its peers, and comparing favorably to the system’s average of 0.99% and 0.82% for both comparable years. In terms of coverage ratio, the Bank’s allowances to past due loans increased to 277% as of December 2008 from 220% in the previous period. Similarly, allowances to total loans ratio also improved from 1.28% in 2007 to 1.66% in 2008.

In terms of the quarterly figure, the 8.1% increase in past due loans during 4Q08 was principally explained by one client of the manufacturing sector.

It is worth mentioning though that the slowdown in the economy will likely impact banks loan growth and push up the volume of past-due loans, resulting in higher past-due loan indicators in the following quarters.

FUNDING

Funding

(in millions of Chilean pesos)	Dec-07	Sep-08	Dec-08	% Change 12-months	% Change 4Q08/3Q08

Non-interest Bearing Liabilities
Current Accounts	2,135,997	2,354,798	2,534,753	18.7%	7.6%
Demand deposits	599,684	513,622	472,508	(21.2)%	(8.0)%
Derivatives instruments	130,856	756,112	862,799	559.3%	14.1%
Transactions in the course of payment	75,801	309,733	141,988	87.3%	(54.2)%
Other	180,761	457,688	432,558	139.3%	(5.5)%
Total	3,123,099	4,391,953	4,444,606	42.3%	1.2%
Interest Bearing Liabilities
Savings accounts & Time Deposits	7,134,228	7,902,829	8,472,590	18.8%	7.2%
Securities sold under repurchase agreem	386,794	601,053	420,658	8.8%	(30.0)%
Borrow ings from Financial Institutions	933,631	1,300,094	1,498,549	60.5%	15.3%
Debt issued	1,760,400	1,841,171	1,900,588	8.0%	3.2%
Mortagage Finance bonds	432,696	375,246	350,429	(19.0)%	(6.6)%
Subordinated bonds	486,124	480,648	555,576	14.3%	15.6%
Other bonds	841,580	985,277	994,583	18.2%	0.9%
Other	68,652	130,451	93,708	36.5%	(28.2)%
Subtotal	10,283,705	11,775,598	12,386,093	20.4%	5.2%

Total Liabilities	13,406,804	16,167,551	16,830,699	25.5%	4.1%

The Bank’s total liabilities amounted to Ch$16,830,699 million in 2008, an increase of 25.5% as compared to the previous year.

The increase in non-interest bearing liabilities was primarily related to the merger, which implied an expansion of the customer base and consequently higher current account balances, and the incorporation and further development of derivative products. The balance in current accounts recorded an annual growth of 18.7%, despite the significant increase in interest rates during the year, which moderately offset the positive volume changes. In terms of number of clients with checking accounts, they increased by 7.8% during the last twelve-months from 519,176 in December 2007 to 559,707 in December 2008. In addition, higher non-interest bearing liabilities were also explained by an increase in other liabilities, related to the provision for minimum dividends of Ch$190,698 million, corresponding to 70% of the net income for the year, booked by the Bank according with the new accounting guidelines of the Chilean Superintendency of Banks.

2008 Fourth Quarter and Year End Results

The Bank’s interest bearing liabilities rose by 20.4% during 2008. This increase was mainly driven by time deposits, borrowings from financial institutions and debt issued. Time deposits were positively impacted by the increase in the short-term interest rates. Also, the rise in these deposits was explained by the substitution of mutual funds for time deposits as a consequence of the financial crisis and high volatility of markets. The significant increase in borrowings from financial institutions was closely related to the increase in foreign borrowings in order to finance foreign trade operations. During the last quarters the Bank subscribed two important loans, one with Banca Nazionale del Lavoro and the other with China Development Bank for a total amount of US$250 million.

The annual expansion in debt issued was explained by other bonds and subordinated bonds. During 2008 the Bank placed ordinary bonds for a total amount of 8UF million (Ch$171,621 million), implying an important increase of 18.2% in other bonds. Regarding subordinated bonds, during 4Q08 the Bank placed a series of these bonds for a total amount of 2.5 million UF.

The increase in other and subordinated bonds more than offset the decrease of 19% in mortgage finance bonds during the year, since the Bank has fostered the financing of mortgage loans through the Bank’s general borrowings.

SECURITIES PORTFOLIO

As of December 2008, the Bank’s securities portfolio totaled Ch$1,751,281 million, a 13.9% and a 25.9% increase as compared to December 2007 and September 2008, respectively. The annual increase was mainly driven by higher exposure in Central Bank and local financial institutions securities. On the contrary, during 2008, the Bank reduced significantly its exposure in foreign countries securities, from 26% to 2%, in part as a consequence of the sale of the foreign branches. As the international financial crisis is concerned, the Bank does not have exposure to institutions that have gone into financial difficulties.

It is worth mentioning that as of December 2008, most of the Bank’s portfolio is classified as available for sale as result of the homologation of the investment classification criteria between Banco de Chile and Citibank Chile, with the approval from the Superintendency of Banks, which implied that during 3Q08 the Bank reclassified part of its investment portfolio from trading to available for sale.

Financial Securities

(in millions of Chilean pesos)	Dec-07	Sep-08	Dec-08	% Change 12-months	% Change 4Q08/3Q08

Trading securities	1,537,522	645,476	679,843	(55.8)%	5.3%
Available for sale	0	745,720	1,071,438	-	43.7%
Held to maturity	0	0	0	-	-

Total Financial Securities	1,537,522	1,391,196	1,751,281	13.9%	25.9%

EQUITY

As of December 31, 2008, the Bank’s Equity totaled Ch$1,297,743 million (US$2,063 million), a 13.3% increase as compared to 2007, mainly as a consequence of both the 38.3% increase in capital and reserves, largely due to the incorporation of Ch$304,237 million in equity from Citibank Chile, and the 3.3% increase in net income during the last twelve-months. However, this increase was partially offset by Ch$14,352 million of mark to market losses registered by available for sale securities, which are accounted against equity.

At the end of December 2008, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) reached 11.7%, while Basic Capital to Total Assets was 6.56%, both above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively. It is worth noting that the Bank further strengthened its equity through the placement of subordinated bonds for an amount of UF2.5 million during December 2008.

In compliance with the new accounting guidelines from the Chilean Superintendency of Banks, Banco de Chile booked a provision for minimum dividends of Ch$190,698 million, corresponding to 70% of the net income for the year.

2008 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2008 and millions of US dollars (MUS$))

		Q u a r t e r s			% Change					% Change

	4Q07	3Q08	4Q08	4Q08	4Q08-4Q07	4Q08-3Q08	Dec07	Dec08	Dec08	Dec 08-Dec 07
	MCh$	MCh$	MCh$	MUS $			MCh$	MCh$	MUS $

Interest revenue and expense
Interest revenue	357,153	503,856	474,430	754.1	32.8%	(5.8) %	1,204,230	1,663,643	2,644.4	38.1%
Interest expense	(207,685)	(272,306)	(256,286)	(407.4)	23.4%	(5.9) %	(690,464)	(885,104)	(1,406.9)	28.2%
Net interest revenue	149,468	231,550	218,144	346.7	45.9%	(5.8) %	513,766	778,539	1,237.5	51.5%

Fees and commissions
Income from fees and commissions	65,036	69,985	75,088	119.4	15.5%	7.3%	238,097	275,899	438.6	15.9%
Expenses from fees and commissions	(15,260)	(14,355)	(18,643)	(29.6)	22.2%	29.9%	(50,324)	(60,035)	(95.4)	19.3%
Total fees and commissions, net	49,776	55,630	56,445	89.8	13.4%	1.5%	187,773	215,864	343.2	15.0%

Gains (losses) from trading and brokerage activities	3,342	76,046	247,345	393.2	7301.1%	225.3%	39,442	387,703	616.3	883.0%
Foreign exchange transactions, net	11,245	(66,672)	(240,890)	(382.9)	n/a	261.3%	19,756	(353,012)	(561.1)	n/a
Other operating income	8,418	6,653	(3,938)	(6.3)	n/a	n/a	23,941	68,386	108.7	185.6%

Operating revenues	222,249	303,207	277,106	440.5	24.7%	(8.6) %	784,678	1,097,480	1,744.6	39.9%

Provisions for loan losses	(14,740)	(31,009)	(47,013)	(74.7)	218.9%	51.6%	(56,678)	(138,593)	(220.3)	144.5%

Net operating revenues	207,509	272,198	230,093	365.8	10.9%	(15.5) %	728,000	958,887	1,524.3	31.7%

Operating expenses
Staff expenses	(54,795)	(69,160)	(67,573)	(107.4)	23.3%	(2.3) %	(207,043)	(306,040)	(486.5)	47.8%
Administrative expenses	(31,834)	(45,963)	(51,134)	(81.3)	60.6%	11.3%	(131,484)	(177,862)	(282.7)	35.3%
Depreciation and amortization	(7,013)	(8,090)	(9,270)	(14.7)	32.2%	14.6%	(25,301)	(35,573)	(56.5)	40.6%
Impairments	0	0		0.0	n/a	n/a	0	0	0.0	n/a
Other operating expenses	(6,248)	(8,706)	(20,151)	(32.0)	222.5%	131.5%	(27,453)	(54,373)	(86.4)	98.1%
Total operating expenses	(99,890)	(131,919)	(148,128)	(235.4)	48.3%	12.3%	(391,281)	(573,848)	(912.1)	46.7%

Net operating income	107,619	140,279	81,965	130.4	(23.8) %	(41.6) %	336,719	385,039	612.2	14.4%

Income attributable to affiliates	(807)	420	(18)	0.0	(97.8) %	n/a	(2,229)	2,987	4.7	n/a
Loss from price-level restatement	(13,315)	(33,475)	(16,570)	(26.3)	24.4%	(50.5) %	(41,324)	(77,789)	(123.6)	88.2%

Income before income taxes	93,497	107,224	65,377	104.1	(30.1) %	(39.0) %	293,166	310,237	493.3	5.8%

Income taxes	(7,777)	(12,381)	(8,200)	(13.0)	5.4%	(33.8) %	(29,316)	(37,810)	(60.1)	29.0%

Income for the period	85,720	94,843	57,177	91.1	(33.3) %	(39.7) %	263,850	272,427	433.2	3.3%

Equity holders of the parent	85,720	95,031	57,173	90.9	-33.3%	-39.8%	263,850	272,425	433.0	3.2%
Minority interest	0	(1)	4	0.0	n/a	n/a	0	2	0.0	n/a

Net income	85,720	94,843	57,177	91.1	(33.3) %	(39.7) %	263,850	272,427	433.2	3.3%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of December 31, 2008, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$629.11 for US$1.00 as of December 31, 2008. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2008 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2008 and millions of US dollars (MUS$))

ASSETS	Dec 06	Dec 07	S ep 08	Dec 08	Dec 08	% C h a n g e

	MCh$	MCh$	MCh$	MCh$	MUS $	Dec 08-Dec 07	Dec 08-Sep 08

Cash and due from banks	1,166,052	405,194	628,166	751,223	1,194.1	85.4%	19.6%
Transactions in the course of collection	409,808	330,978	568,461	469,580	746.4	41.9%	(17.4%)

Trading securities	1,516,262	1,537,522	645,476	679,843	1,080.6	(55.8) %	5.3%
Securities purchased under resale agreement	62,355	75,283	115,094	75,519	120.0	0.3%	(34.4%)
Derivate instruments	59,065	88,331	820,663	904,726	1,438.1	924.2%	10.2%
Loans and advances to Banks	109,494	303,165	429,633	321,992	511.8	6.2%	(25.1%)

Loans to customers, net
Commercial loans	6,993,028	7,908,046	9,107,329	9,453,445	15,026.7	19.5%	3.8%
Residential mortgage loans	1,819,713	2,145,474	2,275,791	2,308,013	3,668.7	7.6%	1.4%
Consumer loans	1,334,126	1,475,813	1,889,700	1,887,548	3,000.3	27.9%	(0.1%)
Loans to customers	10,146,867	11,529,333	13,272,820	13,649,006	21,695.7	18.4%	2.8%
Allowances for loan losses	(140,288)	(146,967)	(201,928)	(227,202)	(361.1)	54.6%	12.5%
Total loans to customers, net	10,006,579	11,382,366	13,070,892	13,421,804	21,334.6	17.9%	2.7%

Available for sale instruments	46,861	0	745,720	1,071,438	1,703.1	n/a	43.7%
Held to maturity instruments	18,717	0	0	0	0.0	n/a	n/a

Investments in affiliates	9,000	8,014	11,593	11,377	18.1	42.0%	(1.9%)
Intangible assets	26,053	27,196	33,387	34,763	55.3	27.8%	4.1%
Fixed assets	177,054	183,901	205,357	205,369	326.4	11.7%	0.0%

Current tax assets	0	0	0	0	0.0	n/a	n/a
Deferred tax assets	63,728	49,042	64,299	70,505	112.1	43.8%	9.7%
Other assets	121,503	160,779	118,730	110,303	175.1	(31.4) %	(7.1%)

Total assets	13,792,531	14,551,771	17,457,471	18,128,442	28,815.7	24.6%	3.8%

2008 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2008 and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Dec 06	Dec 07	S ep 08	Dec 08	Dec 08	% C h a n g e

	MCh$	MCh$	MCh$	MCh$	MUS $	Dec 08-Dec 07	Dec 08-Sep 08

Liabilities
Current accounts and demand deposits	2,622,749	2,735,681	2,868,420	3,007,261	4,780.2	9.9%	4.8%
Transactions in the course of payment	144,673	75,801	309,733	141,988	225.7	87.3%	(54.2) %
Securities sold under repurchase agreement	365,080	386,794	601,053	420,658	668.7	8.8%	(30.0) %
Saving accounts and time deposits	6,770,518	7,134,228	7,902,829	8,472,590	13,467.6	18.8%	7.2%
Derivate instruments	81,818	130,856	756,112	862,799	1,371.5	559.3%	14.1%
Borrowings from financial institutions	795,839	933,631	1,300,094	1,498,549	2,382.0	60.5%	15.3%
Debt issued	1,681,690	1,760,400	1,841,171	1,900,588	3,021.1	8.0%	3.2%
Other financial obligations	36,123	68,652	130,451	93,708	149.0	36.5%	(28.2) %
Current tax liabilities	444	6,449	17,081	9,053	14.4	40.4%	(47.0) %
Deferred tax liabilities	24,269	15,927	18,690	25,465	40.5	59.9%	36.2%
Provisions	75,046	73,433	234,889	290,990	462.5	296.3%	23.9%
Other liabilities	218,109	84,952	187,028	107,050	170.2	26.0%	(42.8) %

Total liabilities	12,816,358	13,406,804	16,167,551	16,830,699	26,753.4	25.5%	4.1%

Equity
Capital	649,740	785,358	1,034,629	1,106,491	1,758.8	40.9%	6.9%
Reserves	99,894	100,173	190,268	118,170	187.8	18.0%	(37.9) %
Other accounts	(1,821)	(4,416)	(8,213)	(16,660)	(26.5)	277.3%	102.8%
Retained earnings
Retained earnings from previous periods	0	0	7,486	8,007	12.7	n/a	7.0%
Income for the period	228,358	263,851	219,131	272,425	433.0	3.2%	24.3%
Provisions for minimum dividends	0	0	(153,389)	(190,698)	(303.1)	n/a	24.3%
Minority interest in consolidated subsidiaries	2	1	8	8	0.0	700.0%	0.0%

Total equity	976,173	1,144,967	1,289,920	1,297,743	2,062.7	13.3%	0.6%

Total liabilities & equity	13,792,531	14,551,771	17,457,471	18,128,442	28,816.1	24.6%	3.8%

2008 Second Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Period ended

	4Q07	3Q08	4Q08	Dec 07	Dec 08

Earnings per Share
Net income per Share (Ch$) (1)	1.19	1.17	0.78	3.66	3.45
Net income per ADS (Ch$) (1)	714.37	703.59	470.37	2,198.89	2,067.20
Net income per ADS (US$) (2)	1.44	1.27	0.85	4.43	3.74
Book value per Share (Ch$) (1)	15.90	16.05	16.27	15.90	16.27
Shares outstanding (Millions)	71,996	80,880	80,880	71,996	80,880

Profitability Ratios (3)(4)
Net Interest Margin	4.61%	6.33%	5.40%	4.20%	5.40%
Net Financial Margin	5.06%	6.59%	5.56%	4.69%	5.64%
Fees and commissions / Avg. Interest Earnings Assets	1.54%	1.52%	1.40%	1.54%	1.50%
Operating Revenues / Avg. Interest Earnings Assets	6.86%	8.29%	6.86%	6.42%	7.61%
Return on Average Total Assets	2.40%	2.38%	1.31%	1.93%	1.73%
Return on Average Equity (5)	30.84%	27.90%	15.78%	27.42%	20.25%

Capital Ratios
Equity / Total Assets	7.87%	7.39%	7.16%	7.87%	7.16%
Basic Capital / Total Assets	5.50%	6.66%	6.56%	5.50%	6.56%
Basic Capital / Risk-Adjusted Assets	7.01%	8.63%	8.56%	7.01%	8.56%
Total Capital / Risk-Adjusted Assets	10.69%	11.31%	11.71%	10.69%	11.71%

Credit Quality Ratios
Past Due Loans / Total Loans to customers	0.58%	0.57%	0.60%	0.58%	0.60%
Allowance for Loan Losses / Past due Loans	220.06%	266.46%	277.24%	220.06%	277.24%
Allowance for Loans Losses / Total Loans to customers	1.27%	1.52%	1.66%	1.27%	1.66%
Provision for Loan Losses / Avg. Loans to customers (4)	0.52%	0.95%	1.34%	0.54%	1.09%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	44.95%	43.51%	53.46%	49.87%	52.29%
Operating Expenses / Average Total Assets (3) (4)	2.79%	3.32%	3.39%	2.87%	3.65%

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	12,964,839	14,624,893	16,167,817	12,220,385	14,426,049
Avg. Assets (million Ch$)	14,310,525	15,911,466	17,466,621	13,654,470	15,710,276
Avg. Equity (million Ch$)	1,111,768	1,248,242	1,280,712	962,286	1,233,727
Avg. Equity Adjusted (million Ch$)	1,111,768	1,359,880	1,449,368	962,286	1,345,396
Avg. Loans to customers (million Ch$)	11,367,040	13,082,980	14,038,863	10,513,589	12,748,589
Avg. Interest Bearing Liabilities (million Ch$)	9,975,499	11,307,707	12,661,333	9,629,578	11,088,007

Other Data
Exchange rate (Ch$)	495.82	552.47	629.11	495.82	629.11

Notes

(1) These figures were expressed in constant Chilean pesos as of December 31, 2008.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

2008 Second Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

• changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
• changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
• unexpected developments in certain existing litigation;
• increased costs;
• unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2009

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO